Mail Stop 0306


April 7, 2005



Via Facsimile and U.S. Mail

Douglas Mitchell
Chief Executive Officer
Simtek Corporation
4250 Buckingham Drive, Suite 100
Colorado Springs, CO  80907


	Re:	Simtek Corporation
		Form 10-KSB for the fiscal year ended December 31, 2004
			Filed March 17, 2005
		File No. 0-19027

Dear Mr. Mitchell:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Fiscal Year Ended December 31, 2004

Financial Statements - Page 37

Report of Independent Registered Public Accounting Firm - Page 38

1. We note that your audit report does not include a typed
signature
from your auditors. Under Item 2-02 (a) of Regulation S-X, the accountant`s report should be manually signed. However, in an electronic submission, you should type the signature. See Item 302
(a) of Regulation S-T. Please revise to comply with Item 2-02(a) of
Regulation S-X and Item 302(a) of Regulation S-T. In addition, in
Note 3 you disclose that you received a waiver for your noncompliance with debt covenants on March 16, 2005. The audit opinion is dated January 18, 2005 and is not dual-dated for the updating in this note of the audited financial statements. Please request your auditors to explain to us why they did not update their opinion for this event disclosed in Note 3. We also note that your debt obligation is not reflected as a current liability. Also tell us and disclose the significant terms of the debt agreement including terms related to non-compliance with debt covenants. That is, explain what happens under the agreement in the event of non-compliance.

Note 1. Nature of Business and Significant Accounting Policies -
Page
43

2. Please respond to the following comments with respect to your revenue recognition policies:

(A) Please tell us and disclose in future filings why you record revenues of semiconductor products upon shipment. Explain when title transfers. Also address how you consider the other two criteria in SAB Topic 13.A.
(B) Please tell us and disclose in future filings the nature of your product exchange and product pricing protection programs and how you account for those programs and why. Address the measurement, timing, and classification of the accrual for these programs. Please address whether or not you are able to make reasonable and reliable estimates of these reserves. Discuss whether or not your actual experience has been materially different from the amounts you recorded in your financial statements. Ensure that the disclosures in your critical accounting policies are not inconsistent with the discussion in the notes to your financial statements and with your response.
(C) We note that you provide product warranties to your customers. Please provide the disclosures required by FIN 45 in future filings.
(D) Please explain how you record sales returns as a "net adjustment" to customer accounts receivable. We note the disclosure on page 34.
Please explain how your accounting complies with paragraph 7 of SFAS
48 and SAB Topic 13.B.
(E) We note your disclosures that for some services, the time between providing the services and the final cash realization from the sale of such services may extend two or more years. Please tell us the payment terms for these agreements, explain your rights and obligations under the agreements, and discuss why you offer these customers payment terms beyond two or more years. Discuss your consideration of these extended payment terms in determining the proper method of recognizing revenue for these sales. Discuss how you classify the related receivables in the balance sheet and tell us why. Tell us the amounts of revenues and receivables recognized in your financial statements related to these types of sales for each period presented.

Note 5. Shareholders` Equity - Page 49

3. Please tell us how you are accounting for the warrants issued on
October 12, 2004 and November 7, 2003 and why. Cite the accounting literature upon which you relied. See EITF 00-19, including paragraphs 14 - 18.

Item 8A.  Controls and Procedures - Page 55

4. We note your disclosure that your management concluded as of the filing date that "the Company`s disclosure controls and procedures are adequate and effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported as specified in the SEC`s rules and forms."

(A) Please amend your filing to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report.
Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release
No. 33-8238, available on our website at www.sec.gov/rules/final/33-
8238.htm.
(B) In reference to your use of the word adequate, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officer`s conclusions regarding the effectiveness of your disclosure controls and procedures.
(C) Please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. However, if you wish to include the definition within your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act. That is, clarify, if true, that your officer concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure.



* * * * * * * *


      As appropriate, please amend your December 31, 2004 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387 or me at (202) 942-2861 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
the Senior Assistant Chief Accountant, at (202) 942-1984.


					Sincerely,


					Kate Tillan
					Assistant Chief Accountant


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Douglas Mitchell
Simtek Corporation
April 7, 2005
Page 1